DIRECT DIAL:
EDWARD H. SCHAUDER	(561) 227-4560

ADMITTED IN NEW YORK ONLY	EMAIL ADDRESS:
eschauder@nasonyeager.com

May 17, 2022

VIA FEDERAL EXPRESS

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-4631

Attn: Jeanne Baker

Re:	Panacea Life Sciences Holdings, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2021
File No. 001-38190

Ladies and Gentlemen:

On behalf of Panacea Life Sciences Holdings, Inc. (the “Company”), we hereby submit responses to the Comment Letter issued by the Staff of the Securities and Exchange Commission (the “SEC”) dated May 5, 2022. Each of the responses has been numbered to be consistent with the Comments in the Comment Letter. In addition, references to the location of the revisions within the Form 10-K/A have been included where appropriate.

Form 10-K for the Fiscal Year Ended December 31, 2021

Item 9A. Controls and Procedures, page 28

Comment 1.	You indicate that your Chief Executive Officer (principal executive officer) who is presently also serving as your principal financial officer has conducted an evaluation of the design and effectiveness of your disclosure controls and procedures. However, we note that you have included in Exhibit 31.1 a Section 302 Certification of Principal Financial Officer from Nathan Berman. Please address this apparent inconsistency.

Response:	Mr. Nathan Berman is the Company’s former principal financial officer. He served in that capacity for a short period in 2022 during the time that the Company’s Annual Report on Form 10-K and Amendment No.1 to the Form 10-K were filed. The Company’s principal executive officer currently serves as its principal financial officer. The Company revised the language in the Form 10-K, Item 9A, as amended on April 29, 2022, accordingly.

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United States Securities and Exchange Commission

May 17, 2022

Comment 2.	In accordance with Item 308 of Regulation S-K, please amend your filing to provide management’s annual report on internal control over financial reporting. Ensure you include a statement of management’s responsibility for establishing and maintaining management’s assessment of the effectiveness of the registrant’s internal control over financial reporting as of the end of the registrant’s most recent fiscal year, including a statement as to whether not internal control over financial reporting is effective. Refer to Item 308(a)(1) and (3) of Regulation S-K.

Response:	The Company clarified the Form 10-K, Item 9A, as amended on April 29, 2022. Specifically, the Company added the required disclosure that its principal executive officer and former principal financial officer evaluated and concluded that the disclosure controls and procedures as defined in Rule 13a-15(e) or 15d-15(e) under the Exchange Act were ineffective as of the end of the reporting period. The Company also included a statement of management’s responsibility for establishing and maintaining adequate internal control over financial reporting. Finally, the Company also added the header “Management’s Annual Report on Internal Control over Financial Reporting” to allow a reader to understand where such report begins.

Below is the revised text of Item 9A that the Company has filed with the SEC on the date hereof in its Form 10-K/A (Amendment No.2):

“Item 9A. Controls and Procedures

Evaluation of Disclosure Controls and Procedures

Our management carried out an evaluation, with the participation of our principal executive officer and our former principal financial officer, required by Rule 13a-15 or 15d-15 of the Securities Exchange Act of 1934 (the “Exchange Act”) of the effectiveness of our disclosure controls and procedures as defined in Rule 13a-15(e) or 15d-15(e) under the Exchange Act. Based on their evaluation, our principal executive officer and our former principal financial officer concluded that our disclosure controls and procedures were ineffective as of the end of the period covered by this report to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and is accumulated and communicated to our management, including our principal executive officer and former principal financial officer, as appropriate to allow timely decisions regarding required disclosure.

United States Securities and Exchange Commission

May 17, 2022

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rule 13a-15(f) under the Exchange Act). Our management, under the supervision and with the participation of our principal executive officer and principal financial officer, evaluated the effectiveness of our internal control over financial reporting as of the end of the period covered by this report. Our management’s evaluation of our internal control over financial reporting was based on the framework in Internal Control-Integrated Framework (2013), issued by the Committee of Sponsoring Organizations of the Treadway Commission. In designing and evaluating the disclosure controls and procedures, management recognizes that because of inherent limitations, any controls and procedures, no matter how well designed and operated, may not prevent or detect misstatements and can provide only reasonable assurance of achieving the desired control objectives. In addition, the design of disclosure controls and procedures must reflect the fact that there are resource constraints, and that management is required to apply its judgment in evaluating the benefits of possible controls and procedures relative to their costs.

Our internal control over financial reporting includes those policies and procedures that:

●	pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets;
●	provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that our receipts and expenditures are being made only in accordance with authorizations of our management and directors; and
●	provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the financial statements.

Management’s Assessment of the Effectiveness of the Company’s internal Control over Financial Reporting

Our principal executive officer and our former principal financial officer concluded that our disclosure controls and procedures were not effective to ensure that the information relating to us is required to be disclosed in our SEC reports (i) is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms, and (ii) is accumulated and communicated to our management to allow timely decisions regarding required disclosure as a result of the following material weaknesses in our internal control over financial reporting:

United States Securities and Exchange Commission

May 17, 2022

●	The Company does not have sufficient segregation of duties within accounting functions due to only having two officers and limited resources.
●	The Company does not have an audit committee; and
●	The Company does not have written documentation of our internal control policies and procedures.

We plan to rectify these weaknesses by establishing written policies and procedures for our internal control of financial reporting and hiring additional accounting personnel at such time as we raise sufficient capital to do so.

Changes in Internal Controls over Financial Reporting

There have been no changes in the internal control over financial reporting (as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) during the quarter ended December 31, 2021 that have materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.”

On behalf of the Company, the Company acknowledges that:

●	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

●	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

●	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

On behalf of the Company, thank you for the courtesies extended by the Staff.

Very truly yours,

NASON, YEAGER, GERSON,
HARRIS & FUMERO, P.A.

/s/ Edward H. Schauder
Edward H. Schauder
Admitted in New York Only